

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Jeffrey P. Conklin
Chief Financial Officer
Citizens, Inc.
11815 Alterra Parkway, Floor 15
Austin, TX 78758

      Re: Citizens, Inc.
          Registration Statement on Form S-3
          Filed November 10, 2021
          File No. 333-260955

Dear Mr. Conklin:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Julia Griffith at 202-551-3267 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance